February 11, 2016	Seth K. Weiner
404-504-7664
VIA EDGAR	sweiner@mmmlaw.com
www.mmmlaw.com
Mr. Tom Kluck, Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Griffin-American Healthcare REIT IV, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Submitted January 5, 2016
File No. 333-205960

Dear Mr. Kluck:

On behalf of Griffin-American Healthcare REIT IV, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) (Registration No. 333‑205960) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated January 29, 2016. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.
On behalf of the Company, we respond to the specific comments of the Staff as follows:
General

Comment No. 1: We note your response to prior comment 3 and updated disclosures indicating that the base acquisition fee would be near the prevailing market average and that certain other fees would be below the prevailing market average. Please tell us how you are able to substantiate these representations. Additionally, specifically tell us which fees you believe are below prevailing market averages.

Response: The Company receives proprietary information from an independent investment banking firm specializing in providing strategic planning, investment banking, asset valuation, securities valuation and other services to the non-traded real estate investment trust industry which indicates that the base acquisition fee is near the prevailing market average for such fee. The information further indicates that while the contingent advisor payment will cause the aggregate acquisition fees paid by the Company to exceed the prevailing market average for such fees in the non-traded real estate investment trust industry until such time as the Company is no longer obligated to pay the contingent advisor payment, the aggregate of all fees and expenses the Company will pay to the advisor and its affiliates are near the prevailing market average for such aggregate fees and expenses. Accordingly, the Company has revised the “Prospectus Summary - Compensation to Our Advisor, Our Dealer Manager and Their Affiliates” and “Compensation Table” sections of the Prospectus contained in the Amendment to disclose this comparison of the Company’s acquisition fees and aggregate fees to market averages for such fees.

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Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Washington, DC • Raleigh-Durham • Savannah
International Marketing Offices: Beijing • Taipei

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck
Securities and Exchange Commission
February 11, 2016

The proprietary information from the independent investment banking firm is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, the Company hereby requests that these materials be returned promptly following completion of the Staff’s review thereof.

Q: What will you do with the money raised in this offering? page 3

Comment No. 2: We note your response to prior comment 4 and your revised disclosure that you intend to pay the stockholder servicing fee from your operations, not offering proceeds. Please revise to disclose here and elsewhere as applicable, such as the use of proceeds table, to discuss how the stockholder servicing fee will be paid if you have negative cash flow from operations.

Response: The Company has revised the “Questions and Answers About This Offering - What will you do with the money raised in this offering?,” “Prospectus Summary - Estimated Use of Proceeds,” “Estimated Use of Proceeds,” “Investment Objectives, Strategy and Criteria - Our Strategies and Policies With Respect to Borrowing” and “Plan of Distribution - Dealer Manager and Participating Broker-Dealer Compensation and Terms” sections of the Prospectus contained in the Amendment to disclosure that the stockholder servicing fee will be paid through borrowings in anticipation of future cash flows if the Company does not have sufficient cash flows from operations from which to pay the stockholder servicing fee.

Notes to Consolidated Balance Sheets

3. Commitments and Contingencies

Other Organizational and Offering Expenses, page F-4

Comment No. 3: We note your response to prior comment 7. It appears that you are liable for organization and offering expenses to the extent you pay the contingent advisor payment upon closing of acquisitions. If true, please update disclosures throughout your prospectus to this effect.

Response: The Company has revised the “Prospectus Summary - Estimated Use of Proceeds,” “Prospectus Summary - Compensation to Our Advisor, Our Dealer Manager and Their Affiliates,” “Estimated Use of Proceeds,” “Management of Our Company - The Advisory Agreement,” “Compensation Table” and “Plan of Distribution - Dealer Manager and Participating Broker-Dealer Compensation and Terms” sections of the Prospectus contained in the Amendment, as well as Note 3 to the Consolidated Balance Sheets, to clarify the relationship between the contingent advisor payment and organizational and offering expenses.

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck
Securities and Exchange Commission
February 11, 2016

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc:	Jeffrey T. Hanson
Cora Lo, Esq.